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                                  SCOTT MILLER
                              11515 HILLCREST ROAD
                               DALLAS, TEXAS 75230

                                February 22, 2001


Navitar, Inc.
200 Commerce Drive
Rochester, New York 14623
Attention: Mr. Julian Goldstein


         Re:      Purchase of Shares of Panja Inc. Common Stock

Dear Mr. Goldstein:

         Reference is made to that certain Subscription Agreement dated even date herewith (the "Subscription Agreement") between Panja Inc., a Texas corporation (the "Company"), and Navitar, Inc., a New York corporation (the "Purchaser"), whereby the Purchaser has agreed to purchase from the Company that number of shares (the "Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock"), set forth in the Subscription Agreement.

         If, during the 180-day period after the first anniversary of the Closing (as defined in the Subscription Agreement) (the "Qualifying Period"), the Purchaser sells (whether in a single transaction or a series of related transactions and including an Involuntary Sale (as defined below)) any of the Shares purchased by the Purchaser under the Subscription Agreement for a per Share gross sales price (the "Sales Price") that is less than the price per Share paid by the Purchaser under the Subscription Agreement (the "Purchase Price") (a "Qualifying Sale"), of if, prior to the commencement of the Qualifying Period, an Involuntary Sale shall occur with respect to such Shares in which the Sales Price received by the Purchaser is less than the Purchase Price, then, in either such case, Scott Miller ("Miller") shall, within 15 business days after such Involuntary Sale or the receipt by Miller of notice of such Qualifying Sale (including documentation evidencing such Qualifying Sale), pay to the Purchaser in immediately available funds an amount (referred to herein as the "Price Support Amount") equal to (A) the number of Shares sold in such Qualifying Sale or Involuntary Sale multiplied by (B) (i) the Purchase Price less (ii) the Sales Price in such Qualifying Sale or Involuntary Sale, as applicable. Notwithstanding the foregoing, except in the case of an Involuntary Sale, Miller shall have no further obligation to pay the Price Support Amount to the Purchaser with respect to any Shares that Purchaser transfers or sells prior to the commencement of the Qualifying Period. Further, Miller shall have no obligation to pay any Price Support Amount with respect to any shares of Common Stock held by the Purchaser other than the Shares and any other shares of Common Stock received by such Purchaser as result of a stock dividend, stock split, or recapitalization affecting such Shares (such other shares being deemed to be Shares for purposes of this letter agreement). Appropriate adjustment to the Purchase Price shall be made to take into account any stock dividend, stock split, or recapitalization affecting the Shares. For purposes hereof, an "Involuntary Sale" of a Share shall occur upon the consummation of any merger, consolidation, recapitalization, business combination transaction, or any similar transaction in which the Common Stock is changed, exchanged, or converted into cash or other consideration. If the Purchaser receives consideration other than cash in an Involuntary Sale, then the Sales Price shall be the fair market value of such consideration received by the Purchaser with respect to a Share measured at the date of receipt of such consideration.


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Mr. Julian Goldstein
February 22, 2001
Page 2


         The Purchaser hereby acknowledges that Miller has not made any representation or warranty to the Purchaser regarding (i) the prospects or condition of the Company or (ii) the future value of the Shares.

         This letter agreement shall terminate as of the earlier of (i) the end of the Qualifying Period or (ii) the sale of all of the Shares (including an Involuntary Sale); provided, however, that Miller shall continue to be obligated to pay any Price Support Payment due hereunder to the Purchaser with respect to any sale occurring prior to such termination.

         This letter agreement shall be interpreted and construed in accordance with and shall be governed by the laws of the State of Texas without regard to any conflicts of law principle which would require the application of some other state law.

                                                 Sincerely,


                                                 -------------------------------
                                                 Scott Miller


ACKNOWLEDGED AND AGREED
as of February 22, 2001:

NAVITAR, INC.


By:
   --------------------------------
   Julian Goldstein
   President